Exhibit 99.1

Unilever

CHAIRMAN'S LETTER AND NOTICE OF MEETING

ANNUAL GENERAL MEETING LONDON 14 MAY 2014

MAKING SUSTAINABLE LIVING COMMONPLACE

Unilever House, 100 Victoria Embankment, London EC4Y 0DY

Telephone 020 7822 5252 Facsimile 020 7822 5464

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser under the Financial Services and Markets Act 2000 as soon as possible. If you have sold or otherwise transferred all of your shares, please pass this document to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

Michael Treschow	1 April 2014
Chairman

Dear Shareholder,

I am pleased to enclose the Notice of this year’s Annual General Meeting (the ‘PLC AGM’). The meeting will be held on Wednesday 14 May 2014 in a change of venue, the Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, Greater London EC4V 3DB. The PLC AGM will start at 3pm.

Unilever has successfully held both its AGMs on the same day for the last two years. On 14 May 2014 it is again our intention that half our Board members will attend the Unilever N.V. AGM (the ‘NV AGM’) in Rotterdam in the morning in person and the other half the PLC AGM in the afternoon in person. Those members of each Board not physically present at each meeting will attend via a satellite link. Paul Polman, the Chief Executive Officer, and I are again planning to be present in person at both meetings.

At the PLC AGM, Paul Polman will update you on the progress of the business in 2013 before we conduct certain formal business of the Meeting.

In accordance with the UK Corporate Governance Code, all our Directors, with the exception of Charles Golden, are offering themselves for re-election. Charles will not be offering himself for re-election and will leave the Board at the end of the PLC AGM. I would like to thank Charles for his contribution to Unilever as a Non-Executive Director.

Our Directors are all distinguished in their respective fields and further information on their re-elections can be found on page 7 of this Notice. At last year’s AGM, you elected Laura Cha, Mary Ma and John Rishton to join your Board. Between them they have further strengthened the financial expertise, fast-moving consumer goods’ experience and independence of your Board, as well as broadening its diversity.

During 2013, we continued our work on Board succession. With one Non-Executive Director now retiring at the AGMs this year and, having identified Feike Sijbesma, we are delighted that he has agreed to join your Board. He will further strengthen the financial expertise, foods, nutrition and sustainability experience of your Board. He will be proposed for appointment as a Non-Executive Director at the NV AGM and the PLC AGM and, if appointed, his appointment will take effect from 1 November 2014. His biography is included on page 7 of this Notice.

This year shareholders will be asked at the PLC AGM to vote separately on our Remuneration Policy and our Directors’ Remuneration Report (excluding our Remuneration Policy) both of which are included in the 2013 Annual Report and Accounts. Our current Remuneration Policy is set out on pages 62 to 72. We set out how the Policy was implemented in 2013 and

Unilever PLC Registered in England and Wales No 41424. Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom

how we plan to implement our policy in 2014 on pages 60, 61 and 73 to 83.

During 2013 Unilever decided to change its auditors in order to remain at the forefront of good governance and in recognition of regulatory changes in Europe and elsewhere. A number of firms were approached to tender for the audit in July 2013 and the Audit Committee reviewed each of the audit firms’ proposals and recommended to the Boards that KPMG be proposed for appointment. As a result of the tender, PricewaterhouseCoopers’ appointment will expire at the completion of the PLC AGM and NV AGM, following which KPMG will become Unilever’s statutory auditor, subject to approval by shareholders at the PLC AGM and NV AGM.

The rest of the formal business covers standard matters that will be generally familiar to you.

Resolutions 19 to 24 are similar to those which shareholders have passed in previous years, covering issues such as allotment and repurchase of shares. Full explanations of all proposed resolutions are set out in the Explanatory Notes to the Notice.

Your Board believes that all the proposals to be put to you at the PLC AGM are in the best interests of Unilever PLC and all shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in Unilever PLC.

The PLC AGM is an important opportunity for all shareholders to express their views by asking questions on all of the above issues and on any other topics relevant to our business and the resolutions. To assist you with questions you may have about Unilever and our products, the ‘shareholder services’ desk will be open before the PLC AGM commences. If you would like to be assured of the fullest possible response to a question asked in the PLC AGM, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at www.unilever.com.

Your vote is important to us and there are three ways in which you may vote. You can register your Proxy vote electronically using our electronic voting facility via www.unilever.com/shareholderservices;

complete and return the enclosed Proxy Form; or attend and vote in person at the PLC AGM. Details can be found on the back of your Proxy Form. Institutional investors are able to cast their votes using CREST electronic Proxy voting. As usual at the PLC AGM, all resolutions will be put to a poll. This will ensure that the votes of all our shareholders are counted, as Proxy results are added to the votes of shareholders present at the PLC AGM who use the electronic voting system. The results of the PLC AGM will be announced on the company website www.unilever.com/agm as soon as possible after being released to the London Stock Exchange.

Shareholders will have received the 2013 Annual Report and Accounts or have been notified of its availability on our website at www.unilever.com/investorrelations. Unilever PLC is encouraging all shareholders to receive shareholder communication and payments electronically as part of a commitment to reducing its environmental footprint. This focus benefits you (as you will receive your communication faster) and it benefits the environment (by reducing paper and saving energy). If you do not already do so, you can register to receive future shareholder communications via email by logging on to www.investorcentre.co.uk/ecomms. Alternatively you can provide us with your email address by completing the email capture box when you submit your Proxy Form.

All your votes are important to us and I would urge you to complete and return your votes in good time, and in any event no later than 3pm on 12 May 2014. I look forward to seeing as many of you as possible on 14 May 2014.

Yours sincerely,

Michael Treschow

Unilever Chairman’s Letter and Notice of Meeting 2014	2

UNILEVER PLC NOTICE OF

ANNUAL GENERAL MEETING 2014

Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at the Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, Greater London EC4V 3DB at 3pm on Wednesday 14 May 2014 to transact the following business:

To consider and, if thought fit, pass the following resolutions 1, 2 and 4 to 20 as ordinary resolutions (shareholders should note that resolution 3 is an advisory vote only):

REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2013

1.	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2013, together with the Directors’ Report, the Auditor’s Report and the Strategic Report.

APPROVAL OF THE DIRECTORS’ REMUNERATION POLICY

2.	To consider and, if thought fit, approve the Directors’ Remuneration Policy, the full text of which is included in the Directors’ Remuneration Report and set out on pages 62 to 72 of the Annual Report and Accounts for the year ended 31 December 2013.

APPROVAL OF THE DIRECTORS’ REMUNERATION REPORT (EXCLUDING THE DIRECTORS’ REMUNERATION POLICY)

3.	To consider and, if thought fit, approve the Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) set out on pages 60, 61 and 73 to 83 of the Annual Report and Accounts for the year ended 31 December 2013.

RE-ELECTION OF EXECUTIVE DIRECTORS

To re-elect as Directors:

4.	Mr P G J M Polman
5.	Mr R J-M S Huët

RE-ELECTION OF NON-EXECUTIVE DIRECTORS

To re-elect as Directors:

6.	Mrs L M Cha
7.	Professor L O Fresco
8.	Ms A M Fudge
9.	Dr B E Grote
10.	Ms M Ma
11.	Ms H Nyasulu
12.	The Rt Hon Sir Malcolm Rifkind MP
13.	Mr J Rishton
14.	Mr K J Storm
15.	Mr M Treschow
16.	Mr P S Walsh

ELECTION OF NON-EXECUTIVE DIRECTOR

To elect as a Director with his appointment to take effect from 1 November 2014:

17.	Mr F Sijbesma

APPOINTMENT AND REMUNERATION OF THE AUDITOR

18.	To appoint KPMG LLP as Auditor of the Company to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

19.	To authorise the Directors to fix the remuneration of the Auditor.

DIRECTORS’ AUTHORITY TO ISSUE SHARES

20.	THAT the Directors be and are hereby generally and unconditionally authorised to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £13,300,000 provided that this authority shall expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2015 (whichever is earlier), save that the Company may before such expiry make an offer or agreement which would or might require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not expired.

To consider and, if thought fit, pass the following resolutions 21 and 22 as special resolutions:

DISAPPLICATION OF PRE-EMPTION RIGHTS

21.	THAT subject to the passing of the previous resolution, the Directors be and are hereby given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to such allotment or sale, such power to be limited:

(a)	to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(b)	to the allotment of equity securities and/or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of £2,000,000;

and shall expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2015 (whichever is earlier), save that the Company may before such expiry make an offer or enter into an agreement which would or might require equity securities to be allotted (and/or treasury shares to be sold) after such expiry and the Directors may allot securities and sell treasury shares in pursuance of such offer or agreement as if the power conferred hereby had not expired.

COMPANY’S AUTHORITY TO PURCHASE ITS OWN SHARES

22.

THAT the Company be and is hereby generally and unconditionally authorised for the purpose of Section 701 of the Companies Act 2006 to make one or more market purchases (within the meaning of Section 693(4) of the Companies Act 2006) of ordinary shares of 3 1/9p each in the capital of the Company, subject to the following conditions:

(a)	the maximum number of shares which may be hereby purchased is 128,345,000 ordinary shares;

(b)	the minimum price, exclusive of expenses, which may be paid for each ordinary share is 3 1/9p;

3	Unilever Chairman’s Letter and Notice of Meeting 2014

(c)	the maximum price, exclusive of expenses, which may be paid for each ordinary share is not more than the higher of: (1) 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (2) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out at the relevant time; and

(d)	the authority conferred by this resolution shall expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2015 (whichever is earlier), save that the Company may before such expiry enter into any contract under which a purchase of ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.

POLITICAL DONATIONS AND EXPENDITURE

23.	To consider and, if thought fit, to pass the following as an ordinary resolution:

THAT in accordance with Section 366 of the Companies Act 2006, the Company and all companies that are its subsidiaries at any time during the period for which this resolution is effective be and are hereby authorised to:

(a)	make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political parties to which Part 14 of the Companies Act 2006 applies and independent election candidates to whom Part 14 of the Companies Act 2006 applies, not exceeding £100,000 in aggregate in any financial year;

(b)	make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political organisations to which Part 14 of the Companies Act 2006 applies other than political parties (to which Part 14 of the Companies Act 2006 applies) not exceeding £100,000 in aggregate in any financial year; and

(c)	to incur political expenditure (as such term is defined in Section 365 of the Companies Act 2006) not exceeding £100,000 in aggregate in any financial year, in each case during the period beginning with the date of passing this resolution and ending at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2015 (whichever is earlier).

NOTICE PERIOD FOR GENERAL MEETINGS

24.	To consider and, if thought fit, to pass the following as a special resolution:

THAT a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice.

By order of the Board

T E Lovell
Group Secretary	1 April 2014

Unilever Chairman’s Letter and Notice of Meeting 2014	4

EXPLANATORY NOTES TO THE

NOTICE OF ANNUAL GENERAL MEETING 2014

1.	Shareholders will have the right to attend and vote at the Annual General Meeting (AGM). Registration will start at 1.30pm, when refreshments will be served. If you are attending the AGM in person, please bring your Proxy Card and hand it in on arrival. It is necessary for your admission to the meeting. If you do not bring this card with you, then proof of identification will be required for you to gain admittance to the AGM.

2.	A shareholder who is unable or does not wish to attend the AGM is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend and to speak and vote on his/ her behalf at the meeting. A Proxy need not be a shareholder. A Proxy Form which may be used to make such appointment and give Proxy instructions accompanies this Notice of Meeting. If you do not have a Proxy Form and believe that you should have one, or if you require additional forms, please contact Computershare Investor Services PLC on 0870 600 3977. You can only appoint a Proxy using the procedures set out in these notes and the notes to the Proxy Form.

3.	A shareholder may appoint more than one Proxy in relation to the AGM, provided that each Proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. To do this, that shareholder must complete a separate Proxy Form for each Proxy. Shareholders can copy their original Proxy Form, or additional Proxy Forms can be obtained from Computershare Investor Services PLC on 0870 600 3977. A shareholder appointing more than one Proxy should indicate the number of shares for which each Proxy is authorised to act on his or her behalf and place an ‘X’ in the box provided on the Proxy Form to confirm the instruction is one of a multiple.

4.	To be valid any Proxy Form must be received by hand or by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, no later than 3pm on 12 May 2014.

5.	As an alternative to completing the hard-copy Proxy Form, a shareholder can appoint a Proxy electronically by logging on to www.unilever.com/shareholderservices, clicking on ‘AGM and Voting’ and selecting the electronic voting option. To do this, a shareholder will need the Shareholder Reference Number (SRN), Control Number and five-digit PIN shown on the front of the Proxy Form. Electronic Proxy appointments must be received, in accordance with the instructions on the website, by no later than 3pm on 12 May 2014. Please note that an electronic communication in respect of the appointment of a Proxy which contains a computer virus may not be accepted. The Company will try to inform the shareholder in question of a rejected communication and will try to ensure that its outgoing electronic communications are, as far as reasonably practicable, virus free.

6.	In the case of a shareholder which is a company, the Proxy Form must be executed under its common seal or be signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (e.g. director, secretary).

7.	Any power of attorney or any other authority under which the Proxy Form is signed (or a copy of such authority certified notarially) must be included with the Proxy Form.
8.	A ‘Vote withheld’ is not a vote in law, which means that the vote will not be counted in the proportion of votes ‘For’ and ‘Against’ the resolutions. A shareholder who does not give any voting instructions in relation to the resolutions should note that his/her Proxy will have authority to vote or to withhold a vote on the resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to the resolution) which properly comes before the AGM as he/she thinks fit.

9.	The return of a completed Proxy Form, other such instrument or any CREST Proxy Instruction (as described in paragraphs 10 to 13 below) will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so, in which case any instructions given to a Proxy will be ineffective.

10.	CREST members who wish to appoint a Proxy or Proxies through the CREST electronic Proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11.	In order for a Proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with the specifications of Euroclear UK and Ireland Limited (Euroclear), and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear. com). The message, regardless of whether it constitutes the appointment of a Proxy or is an amendment to the instruction given to a previously appointed Proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID number 3RA50) by the latest time for receipt of Proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to Proxies appointed through CREST should be communicated to the appointee through other means.

12.	CREST members and, where applicable, their CREST sponsors, or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In connection with this, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

5	Unilever Chairman’s Letter and Notice of Meeting 2014

13.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14.	Any or all joint holders of shares may attend the AGM, although only one holder may vote in person or by Proxy. In the case of joint holders, where more than one of the joint holders purports to appoint a Proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

15.	If two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

16.	Any person to whom this Notice of Meeting is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a Proxy for the AGM. If a Nominated Person has no such Proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 2 and 3 above does not apply to Nominated Persons. The rights described in those paragraphs can only be exercised by shareholders of the Company.

17.	The Company specifies that only those shareholders registered in the register of members of the Company at close of business on 12 May 2014 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the AGM. If the AGM is adjourned, the Company specifies that only shareholders entered on the Company’s register of members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled to attend and vote at the meeting.

18.	Voting on the resolutions will be conducted by way of a poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are to be counted according to the number of shares held. This will ensure an exact and definitive result.

19.	Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that they do not do so in relation to the same shares.

20.	You may not use any electronic address provided either in this Notice or any related documents (including the Chairman’s letter and Proxy Form) to communicate with the Company for any purposes other than those expressly stated.
21.	Under Section 527 of the Companies Act 2006 shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

22.	Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

23.	A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.unilever.com/agm.

Unilever Chairman’s Letter and Notice of Meeting 2014	6

EXPLANATORY NOTES TO THE BUSINESS

OF THE ANNUAL GENERAL MEETING 2014

REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2013 (RESOLUTION 1)

The Directors must lay the Company’s Accounts, the Directors’ Report, the Auditor’s Report and the Strategic Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts, the Directors’ Report and the Strategic Report, and the Auditor has prepared its Report.

DIRECTORS’ REMUNERATION (RESOLUTIONS 2 AND 3)

Resolutions 2 and 3 deal with the Directors’ remuneration and seek approval of the Directors’ Remuneration Policy and of the Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) which provides details on how the policy has been implemented in 2013 and how the policy will be implemented in 2014.

Resolution 2 is a new resolution to approve the Directors’ Remuneration Policy which is included in the Directors’ Remuneration Report and set out on pages 62 to 72 within the Annual Report and Accounts for the financial year ended 31 December 2013, copies of which are available on Unilever’s website at www.unilever.com/investorrelations. This new resolution has been introduced by the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (‘Regulations’) which took effect from 1 October 2013. Shareholders must, under Section 439A of the Companies Act 2006 and the Regulations, be given the opportunity to approve the Directors’ Remuneration Policy. In accordance with these requirements, this is a binding vote. If approved by shareholders, the Directors’ Remuneration Policy will take effect immediately after the end of the Unilever PLC 2014 AGM and will apply until replaced by a new or amended policy.

Resolution 3 continues the practice of an annual advisory vote to approve the Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) within the Annual Report and Accounts for the financial year ended 31 December 2013. The Directors must include specified information within the Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) in accordance with the Regulations. The Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) for the year ended 31 December 2013 has been prepared accordingly and approved by the Directors. The Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) is included within the Annual Report and Accounts for the financial year ended 31 December 2013, copies of which are available on Unilever’s website at www.unilever.com/investorrelations. Shareholders must, under Section 439 of the Companies Act 2006 and the Regulations, be given the opportunity to approve the Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy). In accordance with these requirements, this is an advisory vote.

RE-ELECTION OF EXECUTIVE AND NON-EXECUTIVE DIRECTORS (RESOLUTIONS 4 TO 16)

Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors. Each proposed candidate for re-election is also being proposed for re-election to the Board of Unilever N.V. The resolution to re-elect a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his/her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 14 May 2014 (or at any adjournment thereof) and at the Unilever PLC 2014 AGM (or at any adjournment thereof). Biographical details concerning each of the proposed candidates for re-election can be found on page 40 of the Unilever Annual Report and Accounts 2013 and also on Unilever’s website at www.unilever.com/investorrelations.

RE-ELECTION OF EXECUTIVE DIRECTORS (RESOLUTIONS 4 AND 5)

Paul Polman and Jean-Marc Huët are proposed for re-election as Executive Directors.

RE-ELECTION OF NON-EXECUTIVE DIRECTORS (RESOLUTIONS 6 TO 16)

All the existing Non-Executive Directors, with the exception of Charles Golden, are proposed for re election. The Board of Directors has determined that, in its judgement, the Non-Executive Directors being proposed for re-election are independent. The Chairman is satisfied that all Non-Executive Directors being proposed for re-election continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook.

ELECTION OF NON-EXECUTIVE DIRECTOR (RESOLUTION 17)

It is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to appoint Feike Sijbesma as a Non-Executive Director with his appointment to take effect from 1 November 2014. Biographical details are set out below. This biography is also available on Unilever’s website at www.unilever.com/agm.

Feike Sijbesma

Nationality: Dutch. Born: 1959

Feike Sijbesma has been a member of the Managing Board of Royal DSM N.V. (a global Life Sciences and Materials Sciences company) since July 2000 and CEO and Chairman since May 2007. Mr Sijbesma studied Medical Biology at the University of Utrecht and Business Administration at Erasmus University in Rotterdam. In 1987, he joined the Industrial Pharmaceuticals division of Gist-Brocades, where he was responsible for strategic planning and business development and from 1990 to 1993, he was the division’s Marketing and Sales Director. Thereafter he was given leadership of Savoury Ingredients, which later became a business unit of Gist-Brocades’ Food Specialties Division. In 1995, Mr Sijbesma became a director of that Division and joined Gist-Brocades’ Executive Committee. Following the acquisition by Royal DSM N.V. in 1998 Mr Sijbesma became Director of the business group DSM Food Specialties. In 2000, he joined DSM’s Managing Board of Directors and on 1 May 2007 he became Chairman and CEO of the Managing Board of Royal DSM N.V. Mr Sijbesma is also a member of the Supervisory Board of the Dutch Central Bank (De Nederlandsche Bank).

The Board has determined that, in its judgement, Feike Sijbesma is independent.

Feike Sijbesma is also being proposed for election as a Non-Executive Director of Unilever N.V. and this resolution, if passed, will only become effective if agenda item 20 as set out in the Notice of Annual General Meeting of Unilever N.V. to be held on 14 May 2014 in Rotterdam, The Netherlands or any adjournment thereof is approved.

7	Unilever Chairman’s Letter and Notice of Meeting 2013

APPOINTMENT OF AUDITOR (RESOLUTION 18)

At each meeting at which Accounts are laid before the members, the Company is required to appoint an auditor or auditors to serve until the next such meeting. PricewaterhouseCoopers LLP was the statutory auditor of the Company for the financial year 2013. Following an audit tender exercise carried out at the end of 2013, KPMG LLP are proposed as the Company’s statutory auditor for the 2014 financial year.

REMUNERATION OF AUDITOR (RESOLUTION 19)

This resolution gives authority to the Directors to determine the Auditor’s remuneration, which is then disclosed in the next Accounts of the Company.

DIRECTORS’ AUTHORITIES TO ISSUE SHARES (RESOLUTION 20)

Renewal of this authority is sought at the AGM each year. Section 551 of the Companies Act 2006 provides that the Directors may not issue new shares without shareholder approval. The purpose of this resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13,300,000 in new shares at their nominal value (representing 427,500,000 ordinary shares). At 27 March 2014, being the latest practicable date prior to publication of the Notice of Meeting, this represented approximately 33% of the Company’s issued ordinary share capital (calculated exclusive of treasury shares).

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2015, being the last date by which the Company must hold an Annual General Meeting in 2015.

The Directors have no current intention to exercise the authority sought under this resolution.

As at the date of this Notice, 26,696,994 ordinary shares are held by the Company in treasury. This amount represents approximately 2.08% of the issued ordinary share capital (excluding treasury shares) of the Company as at 27 March 2014, the latest practicable date prior to the publication of this Notice of Meeting.

DISAPPLICATION OF PRE-EMPTION RIGHTS (RESOLUTION 21)

Renewal of this authority is sought at the AGM each year. Under the Companies Act 2006 shareholders have ‘rights of pre-emption’ in relation to the issue of new shares or the sale of treasury shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Sections 570 and 571 of the Companies Act 2006 the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this. In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this resolution gives them authority to do so, up to a limit of £2,000,000 in new shares and/or treasury shares being resold at their nominal value. At 27 March 2014 (being the latest practicable date prior to the publication of the Notice of this Meeting) this aggregate nominal amount was approximately 5% of the Company’s issued ordinary share capital (calculated inclusive of treasury shares).

In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three-year period where the Principles provide that usage in excess of 7.5% should not take place without prior consultation with shareholders. The authority will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2015, the last date by which the Company must hold an Annual General Meeting in 2015, (whichever is earlier).

COMPANY’S AUTHORITY TO PURCHASE ITS OWN SHARES (RESOLUTION 22)

Renewal of this authority is also sought at the AGM each year. The Directors have no present intention of exercising this authority but believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out any share buy back programme. The Directors will only buy back shares under the programme when they consider that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.

The resolution specifies the maximum number of shares which may be acquired. At 27 March 2014 (being the latest practicable date prior to the publication of this Notice of Meeting) this represented just under 10% of the Company’s issued ordinary share capital (calculated exclusive of treasury shares) and the maximum and minimum prices at which they may be bought.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale. The Company would consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares. This would give the Company the ability to sell or transfer treasury shares quickly and cost-effectively, including for the purposes of meeting obligations under an employees’ share scheme, and would provide the Company with additional flexibility in the management of its capital base.

Trusts of Viscount Leverhulme (founder of the company that became Unilever PLC) own four classes of special shares in Margarine Union (1930) Limited (a subsidiary of Unilever PLC).

One of these classes of share can be converted at the end of the year 2038 into 70,875,000 PLC ordinary shares of 3 1/9p each. As at 27 March 2014 (being the latest practicable date prior to the publication of this Notice of Meeting) this represents 5.5% of Unilever PLC’s issued ordinary share capital (excluding treasury shares). If the existing authority given at the 2013 AGM and the authority now being sought by resolution 22 were to be fully used (being the purchase of 256,690,000 ordinary shares), the options would represent 6.9% of Unilever PLC’s issued ordinary share capital (excluding treasury shares).

Unilever Chairman’s Letter and Notice of Meeting 2014	8

EXPLANATORY NOTES TO THE BUSINESS

OF THE ANNUAL GENERAL MEETING 2014 CONTINUED

POLITICAL DONATIONS AND EXPENDITURE (RESOLUTION 23)

Part 14 of the Companies Act 2006 imposes restrictions on companies making political donations to: (i) political parties; (ii) other political organisations; and (iii) independent election candidates and on incurring political expenditure (as defined in the Companies Act 2006) without shareholders’ consent. It is the policy of the Company not to make such political donations or to incur political expenditure (within the ordinary meaning of those words) and the Directors have no intention of changing that policy. However, as the definitions used in the Companies Act 2006 are broad, it is possible that normal business activities, which might not be thought to be political expenditure in the usual sense, could be caught. On that basis, the authority is being sought purely as a precaution.

NOTICE PERIOD FOR GENERAL MEETINGS (RESOLUTION 24)

Resolution 24 seeks the approval of shareholders (as required by the Companies (Shareholders’ Rights) Regulations 2009 (the ‘Shareholders’ Rights Regulations’)) to replace a similar authority granted to the Directors at the 2013 AGM to allow the Company to call general meetings (other than annual general meetings) on 14 clear days’ notice. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed. The Company does not intend to use this authority routinely. The Company envisions that this authority would be used only in limited circumstances for time-sensitive matters where a shorter notice period would be to the advantage of shareholders as a whole. The Company will also need to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before it can then call a general meeting on 14 clear days’ notice.

SHARE CAPITAL

As at 27 March 2014 (being the latest practicable date prior to the publication of the Notice of Meeting) the total number of issued ordinary shares was 1,310,156,361. Unilever PLC holds 26,696,994 ordinary shares in treasury and therefore the total number of voting rights for the ordinary shares is 1,283,459,367. The total number of Deferred shares was 100,000 (representing 3,214,285 voting rights). The holders of the Deferred shares do not exercise their voting rights at the AGM.

DOCUMENTS FOR INSPECTION

Copies of the Directors’ service contracts (or, where applicable, letters of appointment) are available for inspection at Unilever’s offices at Unilever House, 100 Victoria Embankment, London EC4Y 0DY in the United Kingdom, from the date of this Notice of Meeting until the close of the Meeting. They are available during normal business hours on any weekday (excluding public holidays) and at the place of the AGM from at least 15 minutes before the AGM until the close of the Meeting.

RECOMMENDATION

The Directors believe that the proposals set out in the Notice of Meeting are in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of each resolution, as they intend to do themselves in respect of their own shares in the Company.

9	Unilever Chairman’s Letter and Notice of Meeting 2014

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